EXHIBIT (a)(1)(g)

FORM OF FINAL RESULTS E-MAIL TO ELIGIBLE OPTION HOLDERS

The Offer to Exchange expired at 9:00 p.m., Pacific Time, on [Friday], [●], 20[●]. Pursuant to the Offer to Exchange, option holders eligible to participate in the Offer to Exchange tendered, and OncoSec Medical Incorporated (“OncoSec”) accepted for cancellation, eligible options to purchase an aggregate of [●] shares of OncoSec’s common stock from [●] participants, representing [●]% of the total shares of common stock underlying options eligible for exchange in the Offer to Exchange. OncoSec has issued new options to purchase an aggregate of [●] shares of common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each new option granted in the Offer to Exchange is $[●], which equals the closing price of the common stock as reported on NASDAQ on [●], 20[●], which is the grant date of the new options.